

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 29, 2010

Mr. Ronald M. Larsen
President & CEO
Sharpe Resources Corporation
3258 Mob Neck Road
Heathsville, VA 22473

   Re: Sharpe Resources Corporation
     Form 20-F for the Fiscal Year Ended December 31, 2008
     Filed July 14, 2009
     File No. 1-34399

Dear Mr. Larsen:

   We have completed our review of your Form 20-F and related filings and have no further comments at this time.

         Very truly yours,

         Chris White
         Branch Chief